UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Master Purchase Agreement

On January 10, 2017, Kornit Digital Ltd. (“Kornit” or the “Company”) entered into a Master Purchase Agreement (the “Purchase Agreement”) with Amazon Corporate LLC, a subsidiary of Amazon.com, Inc. (“Amazon”). Under the Purchase Agreement, Amazon may purchase and Kornit has committed to supply Avalanche 1000 digital direct-to-garment printers and NeoPigment ink and other consumables at agreed upon prices which are subject to volume. The Company also agreed to provide maintenance services and extended warranties to Amazon at agreed prices

The Purchase Agreement provides for an “end of life” program. Kornit is required to notify Amazon 12 months in advance if it intends to stop supporting one of the products or services supplied by Kornit and to continue to manufacture the product or provide such service during the applicable period. Subject to certain exceptions, Kornit is required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the Purchase Agreement or (2) 18 months following the purchase of the last product sold pursuant to the Purchase Agreement. The Purchase Agreement requires Kornit to make arrangements to ensure continuity of Kornit’s supply of products if Kornit does not comply with its requirements to supply the products or the services under the agreement or becomes insolvent. The Purchase Agreement also provides for penalties on a sliding scale in the case of late delivery or if Kornit’s systems are unavailable for certain specific periods. There are no minimum spending commitments under the Purchase Agreement. The term of the Purchase Agreement is five years beginning on May 1, 2016 and extends automatically for additional one year periods unless terminated by Amazon.

Transaction Agreement and Warrant

Concurrently with the Purchase Agreement, Kornit and Amazon entered into a Transaction Agreement (the “Transaction Agreement”), pursuant to which Kornit agreed to issue to an affiliate of Amazon a warrant (the “Warrant”) to acquire up to 2,932,176 ordinary shares of Kornit (“Warrant Shares”) at a purchase price of $13.03 per share which is based on the preceding 30 trading day VWAP. The Warrant also provides for cashless exercise.

Under the terms of the Warrant, the ordinary shares underlying the Warrant are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five year period with the shares vesting incrementally each time Amazon (which includes its affiliates for purposes of the vesting determination) makes a payment totaling $5 million to Kornit. Warrant Shares vest in increments of 85,521 shares until such time as Amazon has paid an aggregate of $75 million to the Company and thereafter the remaining Warrant Shares vest in additional increments of 109,956 shares each. Based on payments made by Amazon prior to the date of the Warrant, some of the Warrant Shares have vested at the time of the execution of the Purchase Agreement

The Warrant is exercisable through January 10, 2022. Upon the consummation of a change of control transaction (as defined in the Warrant), subject to certain exceptions, the unvested portion of the Warrant will vest in full and become fully exercisable

The exercise price and the number of Warrant Shares issuable upon exercise of the Warrant are subject to customary anti-dilution adjustments.

The Transaction Agreement includes customary representations, warranties and covenants of Kornit and Amazon. The Transaction Agreement restricts any transfer of the Warrant except to a wholly owned subsidiary of Amazon and contains certain restrictions on Amazon’s ability to transfer the Warrant Shares, including to a beneficial owner of more than 5% of Kornit’s outstanding ordinary shares, subject to customary exceptions. The Transaction Agreement also contains certain customary standstill restrictions with respect to an acquisition of Kornit shares (other than an acquisition of the Warrant Shares), solicitation of proxies and other actions that seek to influence the control of Kornit. These standstill restrictions remain in effect until such time as the Warrant Shares held by Amazon or that remain unexercised under the Warrant represent less than 2% of Kornit’s outstanding shares.

Under the Transaction Agreement, Amazon is entitled to certain registration rights. At any time after the one year anniversary of the Transaction Agreement (1) Amazon may request up to two times in any 12-month period that Kornit file a shelf registration statement on Form F-3 or S-3 and Kornit is required to keep the shelf registration effective for four 90-day periods, (2) if Kornit is ineligible to file a registration statement on Form F-3 or Form S-3, Amazon may request up to four times that Kornit file a long form registration statement to facilitate the sale of its shares, and (3) Amazon is entitled to piggyback registration rights on underwritten offerings effected by Kornit. Kornit is subject to customary obligations upon Amazon’s request for registration, including cooperation in case of an underwritten offering.

On January 11, 2017, Kornit issued a press release entitled “Kornit Digital Signs Agreement with Amazon.” A copy of this press release is furnished as Exhibit 99.1 hereto.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: January 11, 2017	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Press release dated January 11, 2017 entitled “Kornit Digital Signs Agreement with Amazon”

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